Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
Forward Looking Statements
     Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially due to factors such as:
•	Kirby’s ability to achieve the synergies, efficiencies and value creation contemplated by the proposed transaction;

•	Kirby’s ability to promptly and effectively integrate the businesses of Kirby and K-Sea;

•	the time required to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•	the diversion of management time on transaction-related issues;

•	competition in the markets served by K-Sea or Kirby;

•	unanticipated tax consequences of the transaction; and

•	the possibility that the transaction will not close because of the failure to satisfy the closing conditions or other reasons.
     A discussion of additional risk factors that may cause results to differ materially from those described in the forward-looking statements or that may otherwise affect Kirby’s businesses is included under “Item 1A. Risk Factors” in Kirby’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kirby.
     Forward-looking statements are based on currently available information and Kirby does not undertake any duty to update any forward-looking statement to reflect actual results or changes in Kirby’s expectations.
Important Information about the Merger and Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Kirby Corporation and K-Sea Transportation Partners L.P. will be submitted to the unitholders of K-Sea for their consideration. In connection with the proposed merger, Kirby will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement of K-Sea and a prospectus of Kirby. The definitive proxy statement/prospectus will be mailed to the unitholders of K-Sea. INVESTORS AND

SECURITY HOLDERS OF K-SEA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA AND THE PROPOSED MERGER.
     Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they become available and other documents filed with the SEC by Kirby and K-Sea through the SEC’s website at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained from Kirby’s website at www.kirbycorp.com.
     Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 25, 2011, and its proxy statement for its 2010 annual meeting of shareholders, which was filed with the SEC on March 10, 2010. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Kirby Corporation Acquisition of K-Sea Transportation Conference Call
Kirby Corporation
March 14, 2011
10:00 am Central Time
Speakers:
Joseph H. Pyne
Chairman of the Board, President
and Chief Executive Officer,
Kirby Corporation
David W. Grzebinski
Executive Vice President
and Chief Financial Officer,
Kirby Corporation
G. Stephen Holcomb
Vice President — Investor Relations,
Kirby Corporation
Presentation:

Operator:
Welcome to the Kirby Corporation Acquisition of K-Sea Transportation Conference Call. My name is Sandra, and I will be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I will now turn the call over to Mr. Steve Holcomb. Mr. Holcomb, you may begin.

G. Stephen Holcomb:
Thank you for joining us this morning. With me today is Joe Pyne, Kirby’s Chief Executive Officer; David Grzebinski, our Chief Financial Officer; and Greg Binion, President of Kirby Inland Marine, our marine transportation subsidiary.

During this conference call, we may refer to certain non-GAAP or adjusted financial measures. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures is available on our website at kirbycorp.com in the Investor Relations’ section under Non-GAAP Financial Data. Statements contained in this conference call with respect to the future are forward-looking statements. These statements reflect management’s reasonable judgment with respect to future events. Forward-looking statements involve risk and uncertainties. Our actual results could differ materially from those anticipated as a result of various factors. A list of these risk factors can be found in Kirby’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

I will now turn the call over to Joe.

Joseph H. Pyne:
Okay. Thank you, Steve, and thank you for joining us this morning. We’re very pleased to announce our agreement with K-Sea. We have known K-Sea since they were founded and have admired what they’ve accomplished. In many respects, they’ve expanded their service footprint much the same way Kirby has. More recently, they have faced some market challenges — oversupply of capacity and decline in demand. This is correcting itself, and we believe that this is a very good time to enter this business.

For those of you who do not know K-Sea, they are one of the largest coastwise tank barge operators in the United States, in fact the largest for coastwise barges of 150,000 barrels or less. Like Kirby, who operates on the entire inland waterway system, K-Sea operates on the East, West, and Gulf Coast, as well as in the Great Lakes and in Alaska and Hawaii. The business is providing coastal tank barge service for refined products, which they transport.

Now K-Sea principal customers are U.S. refiners, many of which are also Kirby customers. Products transported by K-Sea include gasoline, heating oil, No. 6 oil, diesel oil, as well as ultra load sulfur diesel, ethanol jet fuel, Avgas, crude oil, feedstocks, lube oil, and biodiesel, now many of the products that Kirby also transports.

K-Sea’s fleet consists of 58 tank barges and 63 towboats. Of the 58 tank barges K-Sea operates, 54 are double hauled with an average age of nine years, and this fleet is one of the youngest fleets in the coastwise trade. Four of K-Sea’s tank barges are single skin, three of which are schedule to be operated through 2014 and one of which is for sale. All single haul vessels must be phased out by the end of 2014. Most will leave earlier as they approach their final shipyard. K-Sea’s 63 towboats range from approximately 1,000 horsepower to 11,000 horsepower. Currently K-Sea has some excess horsepower. After our due diligence inspection, we consider K-Sea’s fleet to be in very good condition and comparable to the operating standards of Kirby’s inland tank barge and towboat fleet.

Over the years, K-Sea has become a large player in the coastwise tank barge market by consolidating the less than 185,000 barrel coastwise tank barge business in much the same way that Kirby continues to consolidate the inland tank barge business. Furthermore, K-Sea has established the best geographic presence of any coastwise Jones-Act operator with operations, as I mentioned, on all three coasts and in Alaska and Hawaii. For the last 12 months, K-Sea’s revenue by region are approximately 41% East Coast, which includes New York Harbor and the Eastern Seaboard, 13% Gulf Coast, 17% West Coast, 16% Alaska, 9% Hawaii, and 4% other regions.

The total consideration for K-Sea is approximately $600 million. Before post closing adjustments and fee and consist of approximately 135 million — excuse me, 335 million per K-Sea’s equity and refinancing 265 million of K-Sea’s debt. K-Sea’s common and preferred unitholders will receive $8.15 per unit in consideration in the form of cash and Kirby common stock. K-Sea’s common unitholders will have the choice of receiving for each common unit either $8.15 in cash or $4.075 in cash and a 0.0734 of a share of Kirby common stock. The preferred unitholders will receive for each preferred unit $4.075 cash and 0.034 [sic] of a share of a Kirby common stock. The K-Sea general partner will receive $8.15 in cash for each general partner unit and $18 million in cash for its incentive distribution rights.

The K-Sea transaction will be financed through a combination of available cash, borrowing under our revolving credit facility, Kirby common stock, and unsecured term loan of up to $540 million unwritten by — underwritten by three bank — Wells Fargo, Bank of America, and J.P. Morgan — and syndicated to a broader group of lenders. We believe that even with the addition of the new debt, we should be able to maintain our investment grade ratings due to our ability to generate cash and quickly pay down our debt.

The strategic fit and complementary nature of Kirby’s and K-Sea’s business provides an exciting opportunity to combine the two operations, enhancing Kirby’s footprint to include the U.S. coastwise tank barge transportation market.

K-Sea is the perfect complement to our inland tank barge operation. We have followed K-Sea for a long time and we believe that this is a unique opportunity for Kirby. In many respects, K-Sea is the coastwise equivalent of Kirby Inland Marine as they operate in multiple geographies, have a great reputation, have a strong and highly experienced management team, and have excellent long-term customer relations. Tim Casey and his team have developed and earned over the years a great reputation delivering barge services to their customers, operating a safe and well maintained fleet, and have worked hard on behalf of their shareholders and stakeholders. We look forward to welcoming Tim and his team to Kirby and working with them to grow our business.

K-Sea is currently a Master Limited Partnership whose investors want cash distributions. The pressure of cash distributions limit K-Sea’s ability to time capital needs and acquisition opportunities, especially in uncertain economic times or in unfavorable market conditions. With K-Sea operating under the Kirby Corporate structure, we will be better able to take advantage of both internal and external growth opportunities in K-Sea’s markets as such opportunities arise than certainly their current MLP structure allows now.

The outlook for the U.S. coastwise tank barge business is improving. U.S. fuel consumption, the primary driver of K-Sea’s revenues, has improved from the 2009 low consumption levels and is expected to grow during 2011 and 2012. Same time, the supply demand balance in K-Sea’s market is strengthening as single haul tank barges are phasing out of service under OPA 90 and new construction is slowing. Currently, about 10% of the overall Coast Guard market capacity is single haul vessels that will either be phased out at their next required dry dock, but certainly not later than the end of 2014. In addition, new construction in K-Sea’s market is projected to be minimal the next couple years, with lead times for delivery of new vessels being approximately 15 months, if somebody was to order today. So importantly, K-Sea’s rate environment is also showing some signs of improvement from their lows in 2009 and should improve as equipment utilization continues to improve.

We expect the positive earnings impact of K-Sea on our 2011 results will be offset by one-time transaction fees of approximately $0.05 per share. For 2012, we expect the purchase to be accretive in the high-single digit to low-double digit per share range. The acquisition of K-Sea will result in certain synergies, such as the elimination of K-Sea’s publically traded company costs, the reduction of audit and tax fees, and insurance costs. We believe that over time additional synergies will be obtained as we work with the K-Sea management team to find the appropriate ones.

Just to keep you up-to-date on the other acquisitions that we’ve made this year, we have closed on our purchase of Enterprise’s ship bunkering operation on February the 24th. Our acquisition of United Holdings, a distributor and service provider of engine and transmission-related products for the oil and gas industry, service industry, power generation, and transportation industries, as well as the manufacturer of oil service equipment, which we announced February the 21st, is on schedule to close in early April.

Plus, I want to take this opportunity to update you on Kirby’s first quarter. The quarter has been challenging due to principally bad weather and high water. During the month of February, we incurred twice as many weather delays as we incurred in February last year; and in March, we’ve had a number of fog delays along the Gulf Coast, as well as generally high water on the Mississippi River System. Even with these difficult operating conditions, we are reconfirming our first quarter guidance of $0.56-to-0.61 per share. Currently, our fleet is very busy. It is difficult to determine how much of the improvement in utilization is from additional volumes versus weather issues, but we sense that there’s some additional volumes. The fundamentals of the inland tank barge market appear to be continuing to improve, and this should be very encouraging to everyone.

Operator, we’ll go ahead and open the conference call to questions now.

Operator:
Thank you. We will now begin the question-and-answer session. If you have a question, please press star then one on your touchtone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. If you’re using a speakerphone, you may need to pick up the handset first before pressing the numbers. We ask all callers to please limit themselves to one question and one follow-up question. Once again, if you have a question, please press star then one on your touchtone phone.

The first question is from Sachin Shah from Capstone Global Markets. Please go ahead.

Sachin Shah:
Hi. Good morning. Just wanted to find out in regards to completion of the transaction, aside from shareholder vote and HSR, are there any other regulatory approvals there needed here to complete the transaction?

Joseph H. Pyne:	Yeah. No, those are the regulatory approvals.

David W. Grzebinski:	Yeah, we will have to file an S-4 with the SEC, which could take some time, depending on their comments.

Sachin Shah:	Okay. So any idea of when that may be filed, the preliminary S-4?

David W. Grzebinski:	The exact timing’s still influx, but as soon as possible. That’s all I can tell you.

Sachin Shah:	Okay. You mentioned in the release that there is a support agreement. Any idea of what that percentage support agreement is for? How many shareholders are...

Joseph H. Pyne:	It represents over 50%.

Sachin Shah:	Okay. So you... Does that mean that you’re not going to hold a shareholder vote or still will hold a shareholder vote?

Joseph H. Pyne:	There will be a shareholder vote and those shares will be voted.

Sachin Shah:	Okay. So the support agreement is for an excess of 50%?

Joseph H. Pyne:	It is, yes.

Sachin Shah:	Okay, thank you very much.

Operator:	The next question is from Alex Brand from Sun Trust Robinson. Please go ahead.

Sterling Adlakha:	Good morning. This is Sterling in for Alex.

Joseph H. Pyne:	Good morning.

David W. Grzebinski:	Good morning, Sterling.

Sterling Adlakha:	Joe, can you help us understand what the potential is in pricing? Is there an ability or a potential to raise price in the GCIW business given the coastwise business that K-Sea is adding?

Joseph H. Pyne:
Sterling, they’re different businesses and priced differently. What the K-Sea addition will allow us to do is offer a coastal service. There’s very little competition between coastal and inter-coastal so... But you do have customers that have both requirements, so this will allow us to do both.

Sterling Adlakha:
So you’re saying, Joe, that there may be some... Now that you... Especially with the customers that you share currently with K-Sea, you control a little bit more of their supply chain, so you are saying there may be some ability to have more negotiating leverage with your customers in the inland tank barge market as well as the coastwise market given the acquisition?

Joseph H. Pyne:
No, and I wouldn’t say that we control anybody’s supply chain. I would say that the K-Sea operation is complementary to the service that we provide to our inland customers. And if they have offshore requirements, we’ll be able to take care of those also.

Sterling Adlakha:	Okay thanks, Joe. Can you also talk about not the seasonality but the cyclicality of the business that you’re adding? Does this increase the cyclicality of Kirby’s overall business? How do you think about that and how would you address that concern as people look at how you’re applying cash for this acquisition versus other potential uses of cash such as a buyback?

Joseph H. Pyne:
Well I don’t... Cyclicality is driven by really supply demand fundamentals in the transportation business. I think that what’s encouraging about the coastal trade is that most of the single skin replacement is behind it and the timing of double skin barges coming into the market as they replaced single skins wasn’t perfect; and as that happened, of course we had the 2000 — late 2008/2009 market collapse. So as we move forward, I think the fundamentals of that business are going to get better.

Sterling, I — what was the latter part of your question?

Sterling Adlakha:	How would you or how would management overall view an acquisition of this sort versus a share buyback? How do you think about the advantages of this?

Joseph H. Pyne:
There are places in a company’s history where you look at a range of opportunities from buying back your shares to adding capacity to buying assets, and what we’ve been saying really for the last six months to a year is that we thought the environment for acquisitions was continuing to get better and that our focus was going to be on that. Having said that, there are periods where your stock price is attractive and you’re going to buy it. We were buying stock kind of middle of last year. And over my tenure as the CEO, Kirby, we bought back over 21 million shares. It... I think a company needs to look at all those things opportunistically and make the best decision based on what they see in those areas. I don’t think it’s necessarily an either/or, but I do think that there are periods that favor one of the three things I just mentioned.

Sterling Adlakha:	Great. Thanks, Joe. If I could just one last one. Can you give us any parameters about — around the size and the age of the industry fleet, again, the — just the coastwise tank market?

Joseph H. Pyne:	You know what, Sterling, I had that information in front of me. I can just say that the K-Sea fleet’s one of the younger fleets.

Sterling Adlakha:	Okay thanks, Joe. Appreciate the time.

Operator:	Thank you. The next question is from Todd Maiden from RBC Capital Markets. Please go ahead.

Todd Maiden:	Thank you. Good morning, guys.

Joseph H. Pyne:	Good morning.

Todd Maiden:	A couple things. One, you touched on synergies from this deal. Of the 150 shore staff, I mean do you see any synergies there?

Joseph H. Pyne:
I think it’s too early to get into that. We... We’ll be working with Tim Casey and his management team on what, if anything, you do there. The synergies that we’ve priced into this model are more public company synergies and some insurance synergies and we’ll — as we get to know the organization and as we visit with the management team, we’ll see what else is there.

Todd Maiden:	Okay. As far as their capex plans, could you walk through K-Sea’s capex plans and just your plan — how your plans mirror that or... I mean are you going continue with what they have planned?

David W. Grzebinski:
Yeah, their capex plans are in the range of 20-to-25 million a year and usually that’s related to dry dock — capitalizing some dry docking expense. They do have some repowering and maybe some options to pursue a little bit of growth, but right now that’s fairly minimal. They do have a very young fleet and, as Joe mentioned, the market’s still coming into supply demand balance. So there’s not much in the way of expansion capex, it’s really maintenance capex for now.

Todd Maiden:	And then last question. Are there any — have you been able to target any non-core assets within K-Sea that you could put up for sale?

Joseph H. Pyne:	They have some excess power that is for sale. I wouldn’t say they have any non-core assets.

Todd Maiden:	All right. As far as any idea of the percentage of that excess power that’s going to be up for sale?

Joseph H. Pyne:	You know it’s in the... In terms of what we think it’s worth?

Todd Maiden:	No. That’s fine, but in terms of the size of their fleet.

Joseph H. Pyne:	Well they have 63 boats and 58 barges, yeah, there is some excess power in that number. And as we indicated, there’s one single skin barge for sale.

I’m not sure what you’re trying to ask for.

Todd Maiden:	I was just seeing of the horsepower for sale, I mean have you identified X number of vessels or tugs or is that too early in the process?

Joseph H. Pyne:	No, they have some power for sale.

Todd Maiden:	Okay. All right, great. Thank you, guys.

Operator:	Thank you. The next question is from Jimmy Gibert from Iberia Capital Partners. Please go ahead.

Jimmy Gibert:	Hi, Joe. Jimmy Gibert at Iberia Capital Partners.

Joseph H. Pyne:	Hi, Jimmy.

Jimmy Gibert:
The... You guys have a very extensive and impressive operation center in Houston. These guys at K-Sea have an operations center too, I’m sure. Would you be consolidating those operations and just go with... I mean can you run their East Coast operations out of your operations center in Houston?

Joseph H. Pyne:
We’re not prepared to comment on that. They have a... Their principal operation is in New Brunswick, New Jersey, with operations on Staten Island and then other places around the country, on the Coast to servicer business, but I think it’s far too early to comment on that. The intention is — at this point is to leave them where they are.

Jimmy Gibert:
Okay. An also you mentioned this quarter... I thought I might ask this about your — the diesel maintenance business along the Gulf of Mexico. There were two... There now have been two permits issued for deepwater drilling. Have you guys heard any inquiries from your customers about maybe we should start ramping up some of these boats that have been idle?

Joseph H. Pyne:
Around the edges, I think that the Gulf... And you’re even closer to it than we are, but I think that the Gulf Coast customers are still a little skeptical with respect to what the administrations’ intentions are. Certainly the one new permit and then the past permit was just permitting a company that was drilling to continue to drill. I think they want to see a little bit more action there before there’s too much more enthusiasm.

Jimmy Gibert:	Right. Well, there was another one issued on late Friday. Of course you’ve been busy with this acquisition, I’m sure, but BHP...

Joseph H. Pyne:	Yeah, that was the one that... Really what it was, Jimmy, was — at least as I read it, was that they were drilling and they’ve allowed to go back and finish the well.

Jimmy Gibert:
Right. Okay. That’s all the questions I had... Oh, I did have one more question. If you guys are reaffirming your guidance with twice as many delay days and some fog issues and some high water issues, is it safe to say that without those, you probably would’ve come in in this quarter ahead of guidance?

Joseph H. Pyne:	I don’t want to comment on that.

Jimmy Gibert:	Okay thank you very much, Joe.

Joseph H. Pyne:	Thank you.

Operator:	Thank you. The next question is from Dan Moore from Scopus. Please go ahead.

Dan Moore:	Good morning.

Joseph H. Pyne:	Good morning.

Dan Moore:	Joe, just real quick, the NOLs... My understanding is K-Sea was set up as a Master Limited Partnership. I presume the NOLs wouldn’t follow you in this transaction. Is that accurate?

David W. Grzebinski:	That’s correct. We’ll be treating this as an asset purchase.

Dan Moore:
Okay, fair enough. And then I’m just not that familiar with K-Sea. I was wondering if you could maybe expand a little bit on how you’re thinking about the business in the context of volume and pricing cycle. I know you kind of discussed that you feel like we’re more or less at the bottom, but could you give us a sense for — without having access to a model here today, could you give us a sense for how much opportunity there is on the volume side relative to their historical figures and where pricing is today relative to where it might have been three to five years ago?

Joseph H. Pyne:
Yeah, pricing is down. I think from a model perspective, I think their peak was 2007 and their — the bottom was 2010. They had EBITDA margins at their peak around 27/28% and at the bottom around 20/21%, and we would think that there isn’t any reason why they can’t get back to the peak and maybe a little better. What I think is encouraging is the — is that there was a lot of equipment built as people tried to get ahead of the single skin/double skin issue and the timing wasn’t particularly good so that you had excess capacity, the market then collapsed of course. But now I think the market is stabilized; you’re going to have more equipment out, and we should see as we go forward balance similar to what you see in the inland tank barge business.

Dan Moore:	Fair enough. Thank you.

Joseph H. Pyne:	Great.

Operator:	Thank you. The next question is from Ken Hoexter from Bank of America. Please go ahead.

Ken Hoexter:	Hi. Good morning.

Joseph H. Pyne:	Good morning, Ken.

Ken Hoexter:
Joe, can you just talk about... I know the question before of kind of looking at the overlay, I mean I don’t know, do you plan on bundling the customers here? Are you going to manage this as a separate business? I just want to understand, you kind of talked about maybe what potential synergies on the financial side, but I just want to understand operationally is this something where you acquire but you keep it completely separate or is it... I mean I know they’re coastwise much, much larger vessels, but is this something eventually where when you’re dealing with the customer, it’s the same customer, so we can start to — you can start to bundle the service? I’m trying to understand your thought process in why leaving the transportation market you went outside and went to the larger vessel instead of kind of continuing to look within the barge world.

Joseph H. Pyne:
Yeah, well actually, yeah, we operate 180,000 barrel tows all the time on the inland system, so it... In terms of the size of tows that we’re operating and the capacity of those tows, they’re very similar. With respect to market synergies, this is an extension of our inland service to offshore requirements and we’ll be working the how we coordinate the marketing of that out with the K-Sea management team. This is something that doesn’t have to be decided today. It... K-Sea has been operating as a — is in fact a public company since I think 2003/2004. They’ve been doing it successfully. What we need to do is kind of sit down and work through these issues so that the face that we present to the market is the right face with the right offering.

Ken Hoexter:	So I’m sorry so, Joe, you’re saying you don’t need to decide right now whether you keep it as a separate or whether you report it as separately? I’m trying to understand what you (inaudible)...

Joseph H. Pyne:	Oh, is your question with respect to reporting or is it...

Ken Hoexter:
I guess both. I want to understand operationally if the goal here is: This is kind of an extension of your business so there could be greater synergies. I guess to the questions before that were asking: Hey, do you fold in the operations center;

do you kind of... All the other options I guess really comes down to how you look at this acquisition as something that blends in well with the core so that you can blend it operationally in or it really is something that is so different just because of the kind of service they’re providing that it needs to stay as a separate entity within the Kirby umbrella.

Joseph H. Pyne:
Yeah, Ken, we have operating offices all over the country. I don’t think that the location really... You have facilities to accommodate your operations where you’re operating. In terms of marketing the business, is your question...

Ken Hoexter:
Yeah, that’s more my question, Joe, is how you’re going to operate it. I don’t care about the operations center; I’m asking if you’re going to run it as — like if this is really there are synergistic opportunities here because you can blend it in or if it really is a completely separate entity.

Joseph H. Pyne:
Well it’s a... From a location point of view, you’re going to locate your facilities and operations where your servicing your customers. With respect to combining sales and accounting and other things, those are things that we will work out. We’re not prepared to say how we’re going to do it at this point. What we’re going to do is sit down with the K-Sea management team and look for ways to capture synergies and efficiencies. But for me to sit here and say, “Well, we’re going to do this,” I think it’s far pre mature to do that. I’ll also tell you that in terms of buying companies and integrating them and consolidating them, we’re pretty good at that. And one of the things that I think makes us pretty good is that we don’t come in with a set of assumptions on how necessarily to operate something. We... Your buying an entity based on kind of what it brings to the table. You need to fully understand what it does, how it does it, and how best you can combine it or in some cases you don’t combine it at all. Just too early to make that determination.

Ken Hoexter:
That’s a fair point. Joe, if I could just get a follow-up on... I mean within the past month, you’ve acquired ranging from I guess more larger, deeper water ocean-going barges — or I guess whatever coastal barges to refrigerated trailer manufacturers, is this the end of the acquisition spree for a while would you say?

Joseph H. Pyne:	No, I wouldn’t say that, and refrigerated trailer manufacturers, I don’t...

Male Speaker:	(Inaudible).

Joseph H. Pyne:
Yeah, that’s... What that is a cooling unit that’s a very small part of United’s business. The United acquisition was really focused on — and most of their business is focused on manufacturing hydraulic fracing units that then require some significant service, and we’re trying to capture the service part. So I think that to suggest that that’s significantly different than what we’re doing now is not correct. With respect to the K-Sea opportunity, again, we’re already in the offshore business. We have an entity that operates offshore tugs and barges, so it’s not really a new thing for us, it’s just an extension of a service that we think that our customers will frankly be enthusiastic about. We... Our plate is pretty full. But as I’ve said, as you’ve listened to me, Ken, for a number of years that acquisitions are opportunistic and you just got to position yourself to take advantage of those opportunities, and we’ll have to look at how we handle those opportunities as we see them.

Ken Hoexter:	You definitely got a lot. I mean good luck on this because this one, we’ve known them in the past, good stuff. But appreciate the time.

Joseph H. Pyne:	Had you followed us in the ‘90s, you would’ve seen that we had a lot back then too.

Ken Hoexter:	Yeah. No, thanks, Joe. I appreciate the time.

Operator:	Thank you. The next question is from John Larkin from Stifel Nicolaus. Please go ahead.

Joseph H. Pyne:	Good morning, John.

John Larkin:	Good morning, everyone, Joe, Dave, and Steve.

David W. Grzebinski:	Good morning.

G. Stephen Holcomb:	Good morning.

John Larkin:	Congratulations.

Joseph H. Pyne:	Thank you.

John Larkin:
First one related to your guidance regarding the accretive nature of this deal for 2011, you said high-single digits to low-double digits. I wasn’t sure whether that was in terms of pennies or percentage.

David W. Grzebinski:	Yeah, John, that was 2012.

John Larkin:	2012.

David W. Grzebinski:	2011 is flat, inclusive of the one-time transaction-related fees.

Joseph H. Pyne:	And that’s cents per share.

David W. Grzebinski:	Correct, yeah.

John Larkin:	Okay. So somewhere like $0.08-to-0.12 is what you are more or less guiding to?

David W. Grzebinski:	Yes, that would — in that range.

John Larkin:
Ballpark, okay. And then I guess in terms of the integration, it seems to me that the types of vessels and the types of towboats that are operating in the coastwise business are considerably different in terms of their engineering and structure and so forth compared to the brownwater barges. Is that a fair statement? And if so, could you walk us through some of the differences in terms of acquisition price of the vessels, and any different requirements the Coast Guard may have in terms of maintenance?

Joseph H. Pyne:
Yeah, actually the plumbing is very similar, same engines, same electronics. It... There’s not that different. The.. What is different is the structure and scantling sizes of the vessel itself. In an offshore environment, obviously it has to be a sturdier vessel. In terms of the difference in costs, an offshore vessel is going to be more expensive. Thirty thousand barrel inland barge is going to be 2.3/2.4 million. An offshore barge is probably going to be, I would suggest, probably 50% more than that. Offshore tugs are also going to be more expensive, again, because they just have a stronger frame to support the operating environment that they’re in.

John Larkin:	So there wouldn’t be any flow of equipment between the two businesses? You really have to have sort of the offshore fleet and then the inland fleet.

Joseph H. Pyne:	No, that’s correct. Yeah, and that’s how we operate our offshore equipment today.

John Larkin:	Yeah, I think some of the questions earlier about synergies and so forth may not have fully been reflective of that fact.

Joseph H. Pyne:	Yeah, you’re not going to take an offshore barge and work it on an inland waterway nor are you going to take a tank barge, an inland tank barge and work it offshore.

John Larkin:	Got it. So it’s really more marketing and overhead-related synergies that you are going to be evaluating here over the next few months.

Joseph H. Pyne:	That’s correct.

John Larkin:
Okay. Now three acquisitions here in relatively short order, a lot of talk of the M&A market in general heating up. Would you say that these three pretty much occupy your bandwidth for completing and integrating acquisitions or is it possible that sometime this year there could be room for additional acquisitions?

Joseph H. Pyne:
Yeah, I wouldn’t discount that. The Enterprise acquisition, I would tell you is about fully integrated. It... I don’t think there’s much more work to do there. Of course, we haven’t closed on either United or K-Sea. United will close early April and the United... I think one of the things that may be missed here is that United has operated successfully as an independent company since the 1930s, K-Sea separately as a public company since 2004. I mean these companies aren’t broken. They’re... They’ve got strong experience, tenured management teams. They’re perfectly capable of keeping the businesses going. What I found frankly in integrating acquisitions, I don’t think that there are many companies that frankly have done as many and have been as successful as Kirby doing it is if you rush into them with assumptions of kind of what you’re going to do and what you’re not going to do, you’re going to make mistakes. When you have entities that are operating successfully by themselves, I think that the better approach is to work with the respective management teams and come up with the best way forward. Now if this was an inland tank barge acquisition, it’d be a little different. But we’ve done both. We’ve done offshore acquisitions; we’ve done diesel engine acquisitions; we’ve done inland acquisitions, and I think we have a formula that works, that ultimately captures the cost synergies and opportunities that you get out of them and doesn’t make everybody really nervous as you do that.

John Larkin:	Are there any purchasing synergies aside from the insurance synergies that you mentioned earlier?

Joseph H. Pyne:	Yeah, there should be.

John Larkin:	I’m talking about maybe fuel, maybe actually the towboats themselves, you are going to become I guess a very big customer to some of the suppliers in the industry.

Joseph H. Pyne:	No, that’s right, and there should be. There should be all of that.

John Larkin:	That’s great color. Thanks very much and congratulations again.

Joseph H. Pyne:	Yeah, thank you.

David W. Grzebinski:	Thanks, John.

Operator:	Thank you. The next question is from Bill Kavaler from Oscar Gruss. Please go ahead.

Bill Kavaler:
Hi. A couple of questions, just going back to the transaction for a moment. Is the cash portion of the consideration limited in any way? If everybody... In other words, if everybody were to elect $8.15, would everybody get that?

David W. Grzebinski:	No, the preferred unitholders have to take 50% of their consideration in stock, the rest is in cash. The common unitholders have the choice.

Bill Kavaler:	Okay. But for the common unitholders, that choice is unlimited on the cash side?

David W. Grzebinski:	Yes, they can take 100% cash.

Bill Kavaler:	Okay. And the two choices are simply either cash or 50/50, is that correct? There’s no all-stock choice?

David W. Grzebinski:	That’s correct.

Bill Kavaler:	Okay. And one final question. Is there any Jones Act issue that needs to — an approval or a filing that needs to be made under the Jones Act?

Joseph H. Pyne:	No, not under the Jones Act. There of course (Inaudible)...

Bill Kavaler:	Right, I understand that but...

Joseph H. Pyne:	Yeah, but no.

Bill Kavaler:	Okay, thank you very much.

Joseph H. Pyne:	You’re welcome.

Operator:	Thank you. The next question is from Steve O’Hara from Sidoti & Company. Please go ahead.

Steve O’Hara:
Hi. Good afternoon. I was just looking at the operating margins of the K-Sea business. I mean is this a different business or is this a business where you think the operating margins can approach that of Kirby’s transportation business?

Joseph H. Pyne:
Well it’s certainly a different business. I don’t want to comment on operating margins. I did comment earlier on EBITDA margins and said that at their peak, it was 27%, didn’t see why it couldn’t back there or higher.

Steve O’Hara:
Okay. And then finally, I mean based on your commentary, just seems like something that you’ll run separately. I mean does that mean that you’ll be looking for acquisitions in this — additional acquisitions in this space?

Joseph H. Pyne:	We’ll be looking for opportunities not only here but on the inland side also.

Steve O’Hara:	Okay. And do you have a preference between the two?

Joseph H. Pyne:	It depends on the opportunity.

Steve O’Hara:	Right, assuming valuations are the same, of course.

Joseph H. Pyne:	Yeah, I think it depends — it just depends on the opportunity.

Steve O’Hara:	All right, thank you.

Joseph H. Pyne:	Welcome.

Operator:	Thank you. The next question is from Dan McCarthy from Corner Stone Trading. Please go ahead.

Dan McCarthy:	I apologize; I had a question that was already answered, so thank you very much.

Joseph H. Pyne:	Okay, thank you.

Operator:	Thank you. The next question is from Meelis Kosk from Mast Capital Management. Please go ahead.

Meelis Kosk:
Hi, Joe, a quick question. It’s about the WTI and Brent spread that’s going on right now. Do you see Kirby moving more product down the Mississippi? And could you maybe talk about the feasibility of moving crude or products from the Gulf to the East Coast?

Joseph H. Pyne:
Well it’s certainly feasible. If you can get it to water, you can move it. I think the challenge with respect to the spread has been getting from Cushing to the water. There are folks that are trying to figure that out, but at least to this point I don’t think that anything’s been moved. You are seeing some Canadian crude oil move south on the river, and there’s also a lot of talk about moving some of the liquids out of the Eagle Ford Shale play by water. Lots of potential opportunities, but the challenge is to get them to the water efficiently.

Meelis Kosk:	Okay. All right, well that was it. Thank you.

Joseph H. Pyne:	Thanks.

Operator:	Thank you. The next question is from Chaz Jones from Morgan Keegan. Please go ahead.

Chaz Jones:	Yeah hi, just one quick question; everything else has been asked. Joe, my memory is a little fuzzy. Didn’t Kirby operate in the coastwise market on the refined product side in the past?

Joseph H. Pyne:
We did back in the ‘90s, Chaz, but they were much larger units. They were ships that — we at one point owned 10 ships. That’s a much thinner market and we ended up exiting that market when it was apparent to us that short-term/medium-term, the supply demand picture was going to deteriorate principally because of some new construction that was occurring in that market. The problem with a larger market is that it’s so thin that the ship long is going to make a difference in pricing.

Chaz Jones:	Okay, that’s what I was looking for. Congratulations on the acquisition, Joe.

Joseph H. Pyne:	Thank you.

Operator:	Thank you. The next question is from Tony Reiner from Cantor Fitzgerald. Please go ahead.

Tony Reiner:	All my questions have been answered. Thanks very much, and congratulations.

Joseph H. Pyne:	Yeah, thank you.

Operator:	Thank you. The next question is from Alex Brand from Sun Trust Robinson. Please go ahead.

Sterling Adlakha:
Hey, thanks for letting me back in the queue. Just had a couple of quick follow-ups. I was looking at K-Sea’s 10-K and it looks like roughly 40% of the workforce is unionized. Is that the right number, and do you see any potential pitfalls with regards to the merger from the union workforce?

Joseph H. Pyne:	No, we don’t. The unions in the coastal trade are local for the most part and that’s their northeast operation, but we don’t see an issue there.

Sterling Adlakha:	Okay, all right, thanks. And also one more on just getting approval. Do you see any risk with HSR approval for the deal?

Joseph H. Pyne:	Shouldn’t be, markets don’t really overlap. They’re complementary, but they don’t overlap.

Sterling Adlakha:	Okay great. Thank you very much.

Operator:	Thank you. And the next question is from Sachin Shah from Capstone Global Markets. Please go ahead.

Sachin Shah:	Hi. Good morning again. Just wanted to find out the termination fee for the deal.

Joseph H. Pyne:	I don’t know if we... Did we disclose it? I don’t think we disclosed it.

Sachin Shah:
Okay. And you mentioned in the release that you’re expecting kind of a June or July timeframe. Any... If you don’t have kind of significant comments from the SEC, is it possible you can close before June?

Joseph H. Pyne:	Possible. Possible.

Sachin Shah:	Okay. But right now, you’re targeting a June timeframe, June/July timeframe?

Joseph H. Pyne:	Yes, that’s correct. And I think the transaction fee will be disclosed later or excuse me, the termination fee, but we haven’t disclosed it at this point.

Sachin Shah:	Okay. Is there a go-shop period here?

Joseph H. Pyne:	There’s no go-shop.

Sachin Shah:	Okay, thank you very much.

Operator:	Thank you. And at this time, there are no further questions.

G. Stephen Holcomb:	Well thank you for participating in our call. If you have any other questions, you can give me a call this. This is Steve Holcomb. My direct dial number is 713-435-1135, and we wish you a good day.

Operator:	Thank you, ladies and gentleman. This concludes today’s conference. Thank you for participating. You may now disconnect.